

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2023

Frederic Guerard, Pharm.D.
President and Chief Executive Officer
Graybug Vision, Inc.
203 Redwood Shores Parkway, Suite 620
Redwood City, CA 94065

> **Re: Graybug Vision, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed January 20, 2023**
> **File No. 001-39538**

Dear Frederic Guerard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed January 20, 2023

Financial Analyses of CalciMedica, page 109

1. We note your revised disclosure in response to prior comment 6. Please continue to revise your disclosure to address the portion of our prior comment that requested you describe whether Piper Sandler considered the number of product candidates each company was developing, the clinical development of each product candidate for each indication and how Piper Sandler considered the addressable market (including the expected dosing period of Auxora) in the selection criteria since CalMedica appears to be pursuing acute indications where the dosing period could be shorter than the comparison indications.

Certain Unaudited Financial Projections and Liquidation Analysis, page 119

2. Your revised disclosure indicates that financial projections were prepared by the management of CalciMedica and feedback was provided by the management of Graybug, and that following such feedback, CalciMedica sent revised projections to Piper Sandler.

As requested by our prior comment 7, please disclose the CalciMedica financial projections and indicate how those projections were revised following feedback from Graybug management and disclose the reasons for the material differences.

3.   We note your revised disclosure in response to prior comment 8 and reissue in part. Your disclosure in clause (iv) in the fourth paragraph on page 121 indicates that all projected revenues were adjusted to reflect a 25% probability of success. Given the range of data in the BIO Publication, and that 17.2% of non-oncology phase 2 clinical trials ultimately receive FDA approval (page 12 of the report), please discuss the reasonableness and risks in assuming a 25% probability of success. Also, revise to state whether the projections considered future FDA approval of competitive products when accounting for the competitive landscape in the projections.

4.   We note your disclosure that revenue projections were based on an assumption that pricing of your product candidates, if approved, would be based on the avoided cost of emergency care and hospitalization over time. As requested by prior comment 8, please provide a sufficient explanation for this assumption and ensure that the level of detail provided is sufficient for a shareholder to evaluate and understand the reasonableness of this assumption.

CalciMedica Business
Overview, page 185

5.   We note your response to comment 13 and reissue. Please revise throughout to provide the basis for the statement that CalciMedica is "a leading company in the discovery and development of CRAC channel inhibitors."

6.   We note your response to comment 14 and reissue in part. Please revise to provide the data supporting the claim that patients in the CRSPA trial had rapid resolution of their symptoms, including the typical timeframe for symptom resolution using the current standard of care and the data from the trial supporting the statement that the resolution of symptoms was "rapid."

Our Pipeline, page 186

7.   We note your revised disclosure that you are currently conducting CARPO, a Phase 2b clinical trial in 216 patients with AP and accompanying SIRS, and plan to conduct a significant portion of the CARPO trial in India and have submitted to the Central Drugs Standard Control Organization the documents necessary to conduct the trial in India and are awaiting approval. Please revise to clarify the jurisdiction in which you are conducting the current CARPO trial and, if your trial is being conducted in India, and the documents for the trial are awaiting approval, please clarify the regulatory status of your current trial in India. For all other trials being conducted, or which have been completed, please indicate the regulatory jurisdiction of those trials.

8.   Please revise your pipeline table to add a footnote stating the FDA may require you to

conduct a Phase 1 trial for your acute kidney injury indication.

<u>Unaudited Pro Forma Condensed Combined Balance Sheet, page 267</u>

9.   Please revise to correct the total for other current liabilities. There appears to be a cross footing error.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ibolya Ignat at 202-551-3636 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc: Julia Forbess, Esq.